December 15th, 2022

US Securities & Exchange Commission

Corporate Finance Division

Office of Real Estate & Construction

Washington, DC 20549

Attn: Mr. Mark Rakip

Re:	Community Redevelopment Inc.

Form 10-K for fiscal year ended December 31, 2021 Filed April 1, 2022

Form 10-Q for the interim period ended June 30, 2022

Filed August 29, 2022

File No. 000-26439

Dear Ms. Rakip,

We are in receipt of your letter dated November 14th, 2022, regarding the issuer and the aforementioned filing. Below please find our respective responses:

Form 10-K for fiscal year ended December 31, 2021 General

1.	We note your response to comment 1 and reissue the comment in part. We remain unclear as to how you have accounted for all elements of the agreement dated September 21, 2021, between the company and Red Hills Capital Advisors, LLC during the period in which the agreement was fully valid and enforceable, and the subsequent rescission, including the accounting literature relied upon. Please specifically address the following:

•	As of and for the portion of the fiscal year ended December 31, 2021, for which the agreement was fully valid and enforceable, tell us how you will present the assets and liabilities, and results of operations. In your response, specifically discuss whether you plan to restate any previously issued financial statements and the basis for your conclusion.

•	Specific to the accounting upon entry into and subsequent rescission of the Agreement between you and Red Hills Capital Advisors, tell us what discussions the company had with its auditor (and any other advisor) regarding the accounting pertaining to each stage of the company's' involvement prior to, under, and subsequent to the rescission of the agreement;

•	Address why you believe the rescission of the agreement between you and Red Hills Capital Advisors is not considered a discontinued operation pursuant to ASC 205-20-40. In your response, specifically address the criteria considered therein in reaching your conclusion.

RESPONSE: The assets of the company were minority interests in real estate under development.  In accordance with ASC 805, the company has determined that it has significant influence and thus the investments were properly recorded using the equity method. As the properties were under development, there were no results of operations; although had there been, we would pick-up our share of the income / expense in the P&L under Income from member interests.

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RESPONSE: Restatement of Financials - In our responses to date, we have noted several restatements which we concur are obligatory for us to make, namely; 1) to Amend our 10-K per Item 308(a)(3) of Regulation S- K to read that our internal control over financial reporting was not effective as of such date given such date differs from the assessment date disclosed; 2) to Amend our 10-K to affirmatively opine on the financial statements for the years ended December 31, 2021 and 2020; 3) Rule 5-03.12 et seq.,3) we will revise the statement of operations and other comprehensive income to include the unrealized loss on investment as part of net loss for the year in conformity with Rule 5-03.12 of regulation S-X; 4) Regarding changes in capital structure (the reverse split), SEC Staff Accounting Bulletin Topic 4C changes in the capital structure must be given retroactive effect in the balance sheet. As our balance sheet went from 3 Billion to 500,000,000 in May of 2021, we will revise the financial statements to reflect the reverse stock split retroactively along with supporting disclosures.

RESPONSE: Discussions with Accountants & Auditor - Regarding the accounting upon entry into and subsequent rescission of the Agreement between Community Redevelopment and Red Hills Capital Advisors, the discussions the company had with its auditor (and any other advisor) regarding the accounting pertaining to each stage of the company's involvement prior to, under, and subsequent to the rescission of the agreement were as follows. The board and staff, at the time, of the acquisition engaged an accountant and an internal staff person to help with the transaction. It was the understanding these parties had knowledge sufficient to guide us through the acquisition of Red Hills. Our accountants were aware of the determination to acquire and provided professional guidance as we navigated the recession preparing our financials accordingly as part of the restructuring specifically disclosed in our 10-Q. Community Redevelopment staff, at the time, diligently worked to maintain independence of our auditor through this process and only upon our financials being sent to him for review did we engage in any dialog regarding either transaction.

RESPONSE: ‘Discontinued Operations’ - In our previous response to the issue of discontinued operations, we incorrectly stated that it was not discontinued operations. As stated in our original filing of the 10-Q, the term discontinued operations was in fact correct and the correct accounting was applied to the financial statements. Our original usage of that term in our 10-Q was based on ASC 205-20-45-1B, whereby the recission of the Red Hills contract amounted to a “strategic shift that has (or will have) a major effect on operations and financial results.” In addition, ASC 205-20-45-1C further provides for use of this term where there is an exit of “a major line of business, a major equity investment method or other major parts of an entity”.

2.	We note your response to our prior comment 2 and your removal of the term “Cash Equivalents” from your financial statements. In order to assist us in our review of your status under the Investment Company Act of 1940, please state what comprises “Other Current Assets” and provide a dollar amount and percentage for each type of asset.

RESPONSE:

Our Other Current Assets consists of the following items:

As of June 30, 2022:

Prepaid D&O Insurance	$59,033	70%
Good Faith Deposits	$25,000	30%
Total Other Current Assets	$84,033

In conclusion, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company does not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please do contact me at any time. Thank you for your time in this matter.

Sincerely yours,

David E. Price, Esq.

Corp Secretary & Counsel

DEP/mc

Encl.

cc: Board of Directors

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